Filed pursuant to Rule 424(b)(5)

Registration File No. 333-70707

Prospectus supplement

To prospectus dated July 30, 2002

$250,000,000

6.00% Notes due 2015

Interest payable May 20 and November 20

Issue price: 97.769%

The notes will mature on May 20, 2015. Interest will accrue from May 18, 2005. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-18.

See “ Risk Factors” beginning on page S-7 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the prospectus to which it relates is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Us
Per Note	97.769%	0.650%	97.119%
Total	$244,422,500	$1,625,000	$242,797,500

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about May 18, 2005.

JPMorgan

Banc of America Securities LLC

UBS Investment Bank

Wachovia Securities

Calyon Securities (USA)

Cohen & Steers

KeyBanc Capital Markets

Wells Fargo Securities

May 11, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, respectively, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document.

If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Prospectus supplement

Prospectus

The Company

Nationwide Health Properties, Inc., a Maryland corporation incorporated on October 14, 1985, is a real estate investment trust (REIT) that invests primarily in healthcare related facilities and provides financing to healthcare providers. Whenever we refer herein to “NHP,” the “Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries, unless the context otherwise requires.

We primarily make our investments by acquiring an ownership interest in facilities and leasing them to unaffiliated operators under “triple-net” “master” leases that pass all facility operating costs (including maintenance, repairs, taxes, insurance and capital expenditures) through to the tenant operator. In addition, but intentionally to a much lesser extent because we view the risks of this activity to be greater, from time to time we extend mortgage loans and other financing to operators. Currently, about 96% of our revenues are derived from our leases, with the remaining 4% from our mortgage loans and other financing.

At March 31, 2005, we had investments in 422 facilities located in 39 states. The facilities included 194 skilled nursing facilities, 168 assisted and independent living facilities, 7 continuing care retirement communities, 7 specialty hospitals and 46 assisted living facilities operated by an unconsolidated joint venture in which we held a 25% interest. In May of 2005, we acquired the entire interest in that previously unconsolidated joint venture. See “Recent Developments.”

Our facilities are operated by 71 different operators, including the following publicly traded companies: American Retirement Corporation, Beverly Enterprises, Inc., Emeritus Corporation, Extendicare, Inc., Genesis Healthcare, HEALTHSOUTH Corporation, Kindred Healthcare, Inc. and Sun Healthcare Group, Inc. Of the operators of our facilities, only Alterra Healthcare Corporation (Alterra) and American Retirement Corporation accounted for 10% or more of our revenues at March 31, 2005 or are expected to account for more than 10% of our revenues for the remainder of 2005. In addition, the joint venture in which we recently acquired the entire interest has direct ownership of 46 assisted living facilities, all of which are leased to Alterra.

At March 31, 2005, we had direct ownership of 181 skilled nursing facilities, 167 assisted and independent living facilities, six continuing care retirement communities and seven specialty hospitals. Substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases.

Our leases generally have initial terms ranging from five to 21 years with two or more multiple-year renewal options. We earn fixed monthly minimum rents and may earn periodic additional rents. The additional rent payments are generally computed as a percentage of facility revenues in excess of base amounts or as a percentage of the increase in the Consumer Price Index. Additional rents are generally calculated and payable monthly or quarterly. While the calculations and payments of additional rents contingent upon revenue are generally made on a quarterly basis, SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101) does not allow for the recognition of this revenue until all possible contingencies have been eliminated. Most of our leases with additional rents contingent upon revenue are structured as quarterly calculations so that all contingencies for revenue recognition have been eliminated at each of our quarterly reporting dates. Also, the majority of our leases contain provisions that the total rent cannot decrease from one year to the next. Approximately

80% of our facilities are leased under master leases. In addition, the majority of our leases contain cross-collateralization and cross-default provisions tied to other leases with the same tenant, as well as grouped lease renewals and, if purchase options exist, grouped purchase options. Leases covering 290 facilities are backed by security deposits consisting of irrevocable letters of credit or cash, most of which cover from three to six months of initial monthly minimum rents. As of December 31, 2004, leases covering 153 facilities required the tenant to impound property taxes and leases covering 71 facilities required capital expenditure impounds. Under the terms of the leases, the tenant is responsible for all maintenance, repairs, taxes, insurance and capital expenditures for the leased properties.

At March 31, 2005, we held 11 mortgage loans secured by 13 skilled nursing facilities, one assisted and independent living facility and one continuing care retirement community. As of March 31, 2005, the mortgage loans receivable had a net book value of $75,032,000. The mortgage loans had individual outstanding balances ranging from $164,000 to $10,595,000 and had maturities ranging from 2005 to 2031 at March 31, 2005.

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We intend to continue to qualify as such and therefore to distribute at least 90% of our REIT taxable income to our stockholders. If we qualify for taxation as a REIT, and we distribute 100% of our taxable income to our stockholders, we will generally not be subject to federal income taxes on our income that is distributed to stockholders. This treatment substantially eliminates the “double taxation” (i.e., at the corporate and stockholder levels) that generally results from investing in the stock of a corporation.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

Recent Developments

On May 3, 2005, we acquired JER Senior Housing LLC’s 75% interest in our joint venture, JER/NHP Senior Housing, LLC, for approximately $121,000,000. As part of this transaction, we assumed the secured debt that the joint venture had in place of approximately $60,000,000 ($45,000,000 of which was attributable to JER’s 75% interest in the joint venture), resulting in a payment to JER of approximately $75,000,000, net of other costs and fees related to buying out their interest, of approximately $1,000,000. As a result of this acquisition, we now own 100% of the 46 assisted living facilities leased to Alterra under two master leases with initial terms expiring in 2020, each of which includes a cross-default provision with respect to the other master lease. From the transaction date forward, the operations of JER/NHP Senior Housing, LLC will be consolidated with our other operations.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $242.8 million after deducting estimated underwriters’ discounts and commissions and other offering expenses payable by us. The net proceeds from the sale of the notes will primarily be used for the repayment of amounts outstanding under our revolving credit facility. As of May 3, 2005, the aggregate amount of such indebtedness was approximately $335 million having interest rates between 4.2% and 6.0% and a maturity date of April 15, 2007. Amounts outstanding under the revolving credit facility were incurred for general corporate purposes, including the acquisition of health care facilities and funding of mortgage loans secured by health care facilities and the acquisition of the remaining 75% interest of our former joint venture, JER/NHP Senior Housing, LLC. See “Recent Developments.”

Capitalization

The following table presents our consolidated cash and cash equivalents and capitalization as of March 31, 2005:

•  on an actual basis; and

•  on an adjusted basis giving effect to the issuance and sale of our notes being offered by this prospectus supplement and the accompanying prospectus and the application of the net proceeds from this offering.

This table should be read in conjunction with our consolidated financial statements and the related notes contained therein in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our unaudited consolidated financial statements and related notes contained therein in our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2005, which are incorporated by reference in this prospectus supplement.

	As of March 31, 2005
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$9,184	$9,982

Debt:
Borrowings under revolving credit facility	$246,000	$4,000	(1)
Senior notes due 2006-2038	452,000	702,000
Notes and bonds payable	194,988	194,988

Total debt	$892,988	$896,988

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 5,000,000 shares authorized:
7.677% Series A Cumulative Preferred Step-Up REIT Securities; 1,000,000 shares issued and outstanding; stated at liquidation preference of $100 per share	100,000	100,000
7.75% Series B Cumulative Convertible Preferred Stock; 1,064,500 shares issued and outstanding; stated at liquidation preference of $100 per share	106,450	106,450
Common stock, $0.10 par value per share; 100,00,000 shares authorized; 67,096,171 shares issued and outstanding (2)	6,710	6,710
Capital in excess of par value	872,542	872,542
Cumulative net income	822,136	822,136
Cumulative dividends	(1,103,188)	(1,103,188)

Total stockholders’ equity	804,650	804,650

Total capitalization	$1,697,638	$1,701,638

(1) At May 3, 2005, the aggregate amount outstanding under our revolving credit facility was approximately $335 million. The net proceeds from this offering will be used to reduce these borrowings.

(2) Excludes:

•  931,850 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2005, at a weighted average exercise price of $18.99 per share; and

•  14,142 shares of our common stock available for future grant under our stock option and restricted stock plans as of March 31, 2005.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	For the three months ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio	1.92	2.27	1.96	1.72	2.05	2.09

Summary Financial Data

The following table presents summary consolidated financial data. Certain of this financial data has been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2005 and our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 and should be read in conjunction with these consolidated financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K incorporated by reference herein. Operating results for the first quarter ended March 31, 2005 are not necessarily indicative of the operating results to be expected for the year ending December 31, 2005.

	Years ended December 31,			Three Months Ended March 31,
Operating data	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands)
Revenues	$150,753	$161,549	$186,611	$40,981	$51,441
Income from continuing operations	40,817	55,616	71,299	14,481	13,443
Discontinued operations	(4,263)	(2,174)	3,253	75	(82)

Net income	36,554	53,442	74,822	14,556	13,361

Preferred stock dividends	(7,677)	(7,677)	(11,802)	(1,919)	(3,982)

Income available to common stockholders	$28,877	$45,765	$63,020	$12,637	$9,379

Dividends paid on common stock	90,585	88,566	99,666	25,373	25,035

	Years ended December 31,			Three Months Ended March 31,
Balance sheet data	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands)
Cash and cash equivalents	$8,387	$10,726	$8,473	$12,788	$9,184
Investments in real estate, net	1,345,195	1,317,969	1,637,390	1,387,793	1,683,712
Total assets	1,409,933	1,384,555	1,710,111	1,461,543	1,750,991

Borrowings under revolving credit facility	107,000	63,000	186,000	25,000	246,000 (1)

Senior notes due 2006-2038	614,750	540,750	470,000	517,000	452,000

Notes and bonds payable	111,303	133,775	187,409	140,737	194,988

Stockholders’ equity	529,140	602,407	815,826	729,617	804,650

(1) At May 3, 2005, the aggregate amount outstanding under our revolving credit facility was approximately $335 million. The net proceeds from this offering will be used to reduce these borrowings.

Risk Factors

Generally speaking, the risks facing our company fall into two categories: risks associated with the operations of our operators; and other risks unique to our operations. You should carefully consider the risks and uncertainties described below before making an investment decision in our company. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our company.

Risks relating to our operators

Our financial position could be weakened and our ability to make distributions could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire or their mortgages mature, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. There may end up being more serious operator financial problems that lead to more extensive restructurings or tenant disruptions than we currently expect. This could be unique to a particular operator or it could be more industry wide, such as further federal or state governmental reimbursement reductions in the case of our skilled nursing facilities as governments work through their budget deficits, continuing reduced occupancies or slow lease-ups for our assisted and independent living facilities due to general economic and other factors, and continuing increases in liability, insurance premiums and other expenses. These adverse developments could arise due to a number of factors, including those listed below.

The bankruptcy, insolvency or financial deterioration of our operators could significantly delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

•  Leases. If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during its bankruptcy until it rejects the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. In that event, if we were able to re-lease the facility to a new operator only on unfavorable terms or after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

•  Mortgage Loans. If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against an enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. In addition, an operator would not be required to make principal and interest payments while an automatic stay was in effect. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that exposes us to successor liabilities. These events, if they were to occur, could reduce our revenue and operating cash flow.

In addition, some of our leases provided for free rent at the beginning of the lease. These deferred amounts are repaid over the remainder of the lease term. Although the payment of cash rent is deferred, rental income is recorded on a straight-line basis over the life of the lease, such that the income recorded during the early years of the lease is higher than the actual cash rent received during that period, creating an asset on our balance sheet called deferred rent receivable. To the extent any of the operators under these leases, for the reasons discussed above, become unable to pay the deferred rents, we may be required to write down the rents receivable from those operators, which would reduce our net income.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators’ costs of doing business and the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us in particular

•  Medicare, Medicaid and Private Payor Reimbursement. A significant portion of our skilled nursing facility operators’ revenue is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from them. Moreover, federal and state governments have adopted and continue to consider various reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. For example, the Balanced Budget Act of 1997 established a Prospective Payment System for Medicare skilled nursing facilities under which facilities are paid a federal per diem rate for most covered nursing facility services. Under this system, skilled nursing facilities are no longer assured of receiving reimbursement adequate to cover the costs of operating the facilities. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors. Governmental concern regarding health care costs and their budgetary impact may result in significant reductions in payment to health care facilities, and future reimbursement rates for either governmental or private payors may not be sufficient to cover cost increases in providing services to patients. Loss of certification or accreditation, or any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care, could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline.

•  Licensing and Certification. Operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss of licensure would prevent a facility, or in some cases, potentially all of an operator’s facilities in a state, from operating. Our skilled nursing facilities generally require governmental approval, often in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may not be able to satisfy current and future regulatory requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time. State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive standards governing operations. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. Our tenants and their managers receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect our tenants’ ability to operate and therefore pay rent to us.

•  Fraud and Abuse Regulations. There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by health care providers. These laws include (i) criminal laws that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments, (ii) certain federal and state anti-remuneration laws, such as the federal health care Anti-Kickback Statute and federal self-referral law (also known as the “Stark law”), which govern various types of financial arrangements among health care providers and others who may be in a position to refer or recommend patients to these providers, (iii) the Civil Monetary Penalties law, which may be imposed by the Department of Health and Human Services for certain fraudulent acts, and (iv) federal and state patient privacy laws, such as the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996. Governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. In addition, certain laws, such as the Federal False Claims Act, allow for individuals to bring qui tam (or whistleblower) actions on behalf of the government for violations of fraud and abuse laws. These qui tam actions may be filed by present and former patients, nurses or other employees, or other third parties. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Further, under anti-fraud demonstration projects such as Operation Restore Trust, the Office of Inspector General of the US Department of Health and Human Services, in cooperation with other federal and state agencies, has focused and may continue to focus on the activities of skilled nursing facilities in certain states in which we have properties. The violation of any of these regulations by an operator may result in the imposition of fines or other penalties (including exclusion from the Medicare and Medicaid programs) that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

•  Legislative Developments. Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration are cost controls on state Medicaid reimbursements, hospital cost-containment initiatives by public and private payors, uniform electronic data transmission standards for health care claims and payment transactions, and higher standards to protect the security and privacy of health-related information. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Our operators are faced with significant potential litigation and rising insurance costs that not only affect their ability to obtain and maintain adequate liability and other insurance, but also may affect their ability to pay their lease or mortgage payments and fulfill their insurance, indemnification and other obligations to us.

In some states, advocacy groups have been created to monitor the quality of care at skilled nursing facilities and assisted and independent living facilities, and these groups have brought litigation against operators. Also, in several instances, private litigation by skilled nursing facility patients or assisted and independent living facility residents or the families of either has succeeded in winning very large damage awards for alleged abuses. To a lesser extent, this litigation also has spilled over and affected assisted and independent living facilities. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment continues. This has affected the ability of some of our operators to obtain and maintain adequate liability and other insurance and, thus, manage their related risk exposures. In addition to being unable to fulfill their insurance, indemnification and other obligations to us under their leases and mortgages and thereby potentially exposing us to those risks, this could cause our tenants to be unable to pay their lease or mortgage payments potentially decreasing our revenues and increasing our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time.

In addition, we may in some circumstances be named as a defendant in litigation involving the actions of our operators. For example, we have been named as a defendant in lawsuits for wrongful death at one of our facilities formerly operated by a now bankrupt operator with minimal insurance. Although we have no involvement in the activities of our operators and our standard leases generally require our operators to carry insurance to cover us in certain cases, a significant judgment against us in such litigation could exceed our and our operators’ insurance coverage, which would require us to make payments to cover the judgment. For further information, please see “Notes to Condensed Consolidated Financial Statements” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 that is incorporated herein by reference.

Increased competition has resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.

The health care industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, past overbuilding in the assisted and independent living market caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services and adversely impacted the occupancy of mature properties. This in turn resulted in lower revenues for the operators of certain of our facilities and contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next several years and are less of a problem today due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators are expected to encounter increased competition in the future, including through industry consolidations, that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

Risks unique to us and our operations

In addition to the operator related risks discussed above, there are a number of risks directly associated with us and our operations.

We are subject to particular risks associated with real estate ownership, which could result in unanticipated losses or expenses.

Our business is subject to many risks that are associated with the ownership of real estate. For example, if our operators do not renew their leases, we may be unable to re-lease the facilities at favorable rental rates. Other risks that are associated with real estate acquisition and ownership include, among other things, the following:

•  general liability, property and casualty losses, some of which may be uninsured;

•  the inability to purchase or sell our assets rapidly to respond to changing economic conditions, due to the illiquid nature of real estate and the real estate market;

•  costs relating to maintenance and repair of our facilities and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act; and

•  environmental hazards created by prior owners or occupants, existing tenants, mortgagors or other persons for which we may be liable.

We rely on external sources of capital to fund future capital needs, and if our access to such capital on reasonable terms is limited, we may not be able to meet maturing commitments or make future investments necessary to grow our business.

In order to qualify as a REIT under the Internal Revenue Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we will not be able to fund, from cash retained from operations, all future capital needs, including capital needs to satisfy or refinance maturing commitments and to make investments. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including rising interest rates, inflation and other general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. In the early 2000’s, difficult capital market conditions in our industry limited our access to capital and as a result our historic level of new investments decreased. Although we believe our access to capital today is good, we may again encounter difficult market conditions that could limit our access to capital. This could limit our ability to make future investments or possibly affect our ability to meet our maturing commitments.

Our potential capital sources include:

Equity financing. As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions that may change from time to time. Among the market conditions and other factors that may affect the market price of our common stock are:

•  the extent of investor interest;

•  the reputation of REITs in general and the healthcare sector in particular and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•  our financial performance and that of our operators;

•  the contents of analyst reports about us and the REIT industry;

•  general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

•  our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

•  other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

Debt Financing/Leverage. Financing for our maturing commitments and future investments may be provided by borrowings under our revolving credit facility, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to service our debt or make distributions to our stockholders, that we will be unable to refinance existing indebtedness and that the terms of refinancing may not be as favorable as the terms of existing indebtedness or may include restrictive covenants that limit our flexibility in operating our business. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage. The degree of leverage could have important consequences to stockholders, including affecting our investment grade ratings, our ability to obtain additional financing in the future for working capital, capital expenditures, investments, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Increasing investor interest in our sector and consolidation at the operator or REIT level could increase competition and reduce our profitability.

Our business is highly competitive and we expect that it may become more competitive in the future. We compete with a number of healthcare REITs and other financing sources, some of which are larger and have a lower cost of capital than we do. Recently, there has been increasing interest from large new REITs and other investors in the senior housing and long-term care real estate sector. Additionally, the potential for consolidation at the REIT or operator level appears to have increased. These developments could result in fewer investment opportunities for us and lower spreads over our cost of our capital, which would hurt our growth.

Two of the operators of our facilities each accounts for more than 10% of our revenues. If these operators experience financial difficulties, or otherwise fail to make payments to us, our revenues may significantly decline.

For the year ended December 31, 2004, as adjusted for facilities acquired and disposed of during that period, each of Alterra Healthcare Corporation and American Retirement Corporation accounted for 10% or more of our revenues. We cannot assure you that Alterra and ARC will continue to satisfy their respective obligations to us. For example, although Alterra emerged from bankruptcy in December 2003 following significant restructuring activities, none of which resulted in a loss of revenue to us, we cannot assure you of Alterra’s ongoing financial health following this restructuring. The failure or inability of Alterra or ARC to pay their respective obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.

We intend to operate in a manner to qualify as a REIT under the Internal Revenue Code. While we believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Internal Revenue Code, it is possible that is not the case or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income. You should be aware that future legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of qualification as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for distribution to stockholders or investments would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

A downgrade of our credit rating could impair our ability to obtain additional debt financing on favorable terms, if at all, and significantly reduce the trading price of our common stock.

We currently have the lowest investment grade credit ratings of Baa3 from Moody’s Investors Service and BBB- from Standard & Poor’s Ratings Services and Fitch Ratings on our senior unsecured debt securities. If any of these rating agencies downgrade our credit rating, or place our rating under watch or review for possible downgrade, this could make it more difficult or expensive for us to obtain additional debt financing, and the trading price of our common stock will likely decline. Factors that may affect our credit rating include, among other things, our financial performance, our success in raising sufficient equity capital, our capital structure and level of indebtedness and pending or future changes in the regulatory framework applicable to our operators and our industry. We cannot assure you that these credit agencies will not downgrade our credit rating in the future.

Unforeseen costs associated with investments in new properties could reduce our profitability.

Our business strategy contemplates future investments that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable health care operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations.

We may recognize losses on the sale of certain facilities.

From time to time, we classify certain facilities, including unoccupied buildings and land parcels, as assets held for sale. For example, as of March 31, 2005, assets held for sale totaled approximately $2,161,000. To the extent we are unable to sell these properties for book value, we may be required to take an impairment charge or loss on the sale, either of which would reduce our net income.

Our success depends in part on our ability to retain key personnel.

We depend on the efforts of our executive officers, particularly our Chief Executive Officer, Mr. Douglas M. Pasquale, and our Senior Vice Presidents, Mr. Donald D. Bradley and Mr. Abdo H. Khoury. The loss of the services of these persons or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment and/or security agreements with certain of these executive officers, these agreements may not assure their continued service.

As owners of real estate, we are subject to environmental laws that expose us to the possibility of having to pay damages to the government and costs of remediation if there is contamination on our property.

Under various laws, owners of real estate may be required to investigate and clean up hazardous substances present at a property, and may be held liable for property damage or personal injuries that result from environmental contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination, regardless of whether we were aware of, or responsible for, the environmental contamination. We review environmental surveys of the facilities we own prior to their purchase. Based upon those surveys we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination that could have a material adverse effect on our business or financial condition.

If the holders of our medium-term notes exercise their rights to require us to repurchase their securities, we may have to make substantial payments, incur additional debt or issue equity securities to finance the repurchase.

Some of our medium-term notes grant the holders the right to require us, on specified dates, to repurchase their securities at a price equal to the principal amount of the notes to be repurchased plus accrued and unpaid interest. If the holders of these securities elect to require us to repurchase their securities, we may be required to make significant payments, which would adversely affect our liquidity. Alternatively, we could finance the repurchase through the issuance of additional debt securities, which may have terms that are not as favorable as the notes we are repurchasing, or equity securities, which will dilute the interests of our existing stockholders.

Our level of indebtedness may adversely affect our financial results.

As of March 31, 2005, we had total consolidated indebtedness of approximately $892,988,000 and total assets of approximately $1,750,991,000. We expect to incur additional indebtedness in the future. The risks associated with financial leverage include:

•  increasing our sensitivity to general economic and industry conditions;

•  limiting our ability to obtain additional financing on favorable terms;

•  requiring a substantial portion of our cash flow to make interest and principal payments due on our indebtedness;

•  a possible downgrade of our credit rating; and

•  limiting our flexibility in planning for, or reacting to, changes in our business and industry.

Our charter and bylaws and the laws of the state of our incorporation contain provisions that may delay, defer or prevent a change in control or other transactions that could provide stockholders with the opportunity to realize a premium over the then-prevailing market price for our common stock.

In order to protect us against the risk of losing our REIT status for federal income tax purposes due to a rule that prevents five or fewer individuals from owning more than 50% of a REIT’s stock, our charter prohibits the ownership by any single person of more than 9.9% of the issued and outstanding shares of our voting stock. We have the right to redeem shares acquired or held in excess of the ownership limit. In addition, any acquisition of our common stock or preferred stock that would result in our disqualification as a REIT is null and void. The ownership limit may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect our stockholders’ ability to realize a premium over the market price for the shares of our common stock. Our board of directors has increased the ownership limit of up to 20% with respect to one of our stockholders, Cohen & Steers Capital Management, Inc. As of April 30, 2005, Cohen & Steers Capital Management, Inc. beneficially owned 8,319,700 of our shares, or approximately 12.4% of our common stock.

Our charter authorizes us to issue additional shares of common stock and one or more series of preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve the payment of a premium over the market price for our common stock or otherwise be in the best interests of our stockholders.

In addition, the laws of our state of incorporation and the following provisions of our charter may delay, defer or prevent a transaction that may be in the best interests of our stockholders.

•  In certain circumstances, a proposed consolidation, merger, share exchange or transfer must be approved by two-thirds of the votes of our preferred stockholders entitled to be cast on the matter;

•  business combinations must be approved by 90% of the outstanding shares unless the transaction receives a unanimous vote or consent of our board of directors or is a combination solely with a wholly owned subsidiary; and

•  the classification of our board of directors into three groups, with each group of directors being elected for successive three-year terms, may delay any attempt to replace our board.

Description of Notes

The notes will be issued as a separate series of our senior unsecured debt securities designated as and issued under an indenture, dated January 13, 1999, between us and J.P. Morgan Trust Company, N.A. (formerly Chase Manhattan Bank and Trust Company), as trustee (the “trustee”) as amended and supplemented by the First Supplemental Indenture to be entered into by and between us and the trustee (as so amended and supplemented, the “indenture”). The notes are initially limited to $250,000,000 aggregate principal amount. The following description of some of the particular terms of the notes offered by this prospectus supplement supplements, and, to the extent inconsistent with the accompanying prospectus, replaces, the general terms and provisions of the debt securities set forth in the accompanying prospectus. The following summary of certain provisions of the notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part or is incorporated herein by reference. Capitalized terms used but not defined in this prospectus supplement or the accompanying prospectus have the meanings given to them in the indenture.

General

The notes will be our unsecured obligations and will rank pari passu with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be fixed rate notes, will mature on May 20, 2015 and will bear interest from May 18, 2005, at the rate of 6.00% per annum. Interest on the notes will be payable semiannually in arrears on May 20 and November 20 of each year, commencing on November 20, 2005, to persons in whose names the notes are registered in the security register applicable to the notes on the close of business on the fifteenth day (whether or not a business day) immediately preceding the related interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest payable with respect to the notes will be payable and, if notes are issued in definitive certificated form, notes may be surrendered for registration of transfer and exchange at the office or agency maintained by us for such purpose in the Borough of Manhattan, The City of New York, which shall initially be, JPMorgan Trust Company, Institutional Trust Window, 55 Water Street, Rm. 234, North Bldg., New York, NY 10041 and notices or demands to or upon us in respect of the notes and the indenture may be served at the office or agency maintained by the Company for such purpose, which shall initially be, JPMorgan Trust Company, Institutional Trust Window, 55 Water Street, Rm. 234, North Bldg., New York, NY 10041. Payments of principal of, and premium, if any, and interest on the notes will be made by us through the trustee to The Depositary Trust Company.

The notes are not subject to any sinking fund payments. The notes are subject to redemption at our option and are not subject to repayment or repurchase by us at the option of holders of the notes. See “—Optional redemption” below. The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. The notes will be issued only in fully registered form without interest coupons, in denominations of $1,000 or integral multiples of $1,000. The notes will be evidenced by a global note (the “Global Note”) in book-entry form, except under the limited circumstances described below under “—Book entry system.”

Further issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Optional redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•  100% of the principal amount of the notes then outstanding to be redeemed; or

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 40 basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“treasury rate” means, with respect to any redemption date:

•  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of such notes.

“comparable treasury price” means (1) the average of four reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“independent investment banker” means either J.P. Morgan Securities Inc. or Banc of America Securities LLC, as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“reference treasury dealer” means (1) J.P. Morgan Securities Inc. and Banc of America Securities LLC and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any three other primary treasury dealers selected by us after consultation with the independent investment banker.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

Covenants

The holders of the notes shall have the benefit of the following covenants:

•  The Company will at all times maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis.

•  The Company will not create, assume, incur, or otherwise become liable in respect of, any Indebtedness if the aggregate outstanding principal amount of Indebtedness of the Company and its consolidated Subsidiaries is, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, greater than 60% of the sum of (i) Total Assets of the Company and its consolidated Subsidiaries as of the end of the calendar year or quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

•  The Company will not incur any Indebtedness if, on a consolidated basis, the Interest Coverage Ratio on the date on which such additional Indebtedness is to be incurred, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds thereof would have been less than 1.50 to 1.00.

•  The Company will not pledge or otherwise subject to any Lien, any of its Property or assets; provided, however, that such covenant will not apply to Liens securing obligations which do not in the aggregate at any one time outstanding exceed 40% of the sum of (i) the Total Assets of the Company and its consolidated Subsidiaries as of the end of the calendar year or quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the trustee) prior to the incurrence of such additional Liens and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Liens.

The covenants set forth above are solely for the benefit of holders of the notes offered hereby and do not apply to any notes previously issued and outstanding prior to the date hereof. The description of the covenants described above supersedes, in it entirety, the description included in the accompanying prospectus under the caption “Description of Debt Securities—Certain covenants.”

Certain definitions

“Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and including but not limited to the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term “Lien” shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and all other title exceptions and encumbrances affecting Property, but will not apply to (1) any liens securing the performance of any contract or undertaking of the Company not directly or indirectly in connection with the borrowing of Money, obtaining of advances or credit or the securing of debts, if made and continuing in the ordinary course of business, (2) any lien in favor of the United States or any state thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure progress, advance, or other payments pursuant to any contract or provision of any statute, (3) mechanics’, materialmen’s, carriers’, or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith, (4) any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license, (5) any liens for taxes, assessments or governmental charges or levies not yet delinquent, or liens for taxes, assessments or governmental charges or levies already delinquent but the validity of which is being contested in good faith, (6) liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and in the case of judgment liens, execution thereof is stayed, and (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (1) to (6) inclusive; provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the Property which secured the charge or lien so extended, renewed or replaced (plus improvements on such Property). For all purposes of the indenture, the Company shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement, Capital Lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

“EBITDA” means, for any period, with respect to the Company and its Subsidiaries on a consolidated basis, determined in accordance with generally accepted accounting principles, the sum of net income (or net loss) for such period plus, the sum of all amounts treated as expenses for: (a) interest, (b) depreciation, (c) amortization, (d) all accrued taxes on or measured by income to the extent included in the determination of such net income (or net loss) and (e) any noncash charge resulting from a change in accounting principles; provided, however, that net income (or net loss) shall be computed without giving effect to extraordinary losses or gains and without taking into account any provision for gains, losses or impairments on properties.

“Funded Indebtedness”, when used with respect to any Person, means as of any date of determination thereof, (i) its Indebtedness, determined in accordance with generally accepted accounting principles, which by its terms matures more than one year after the date of calculation, and any such Indebtedness maturing within one year from such date which is renewable or extendable at the option of the obligor to a date more than one year from such date, and (ii) the current portion of all such Indebtedness.

“Indebtedness”, when used with respect to any Person, means all Debt incurred by such person.

“Interest Coverage Ratio” as of any date means the ratio of (a) EBITDA to (b) Interest Expense; all of the foregoing calculated by reference to the immediately preceding four fiscal quarters of the Company most recently ended prior to such date of determination.

“Interest Expense” means, for any period, with respect to the Company and its Subsidiaries on a consolidated basis, the sum of all interest in respect of Indebtedness of the Company accrued during such period.

“Total Assets” means, on any date, the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles).

“Total Unencumbered Assets” means, on any date, the sum of (i) the value of those Undepreciated Real Estate Assets that are not subject to any Lien which secures Indebtedness for borrowed money of any of the Company and its Subsidiaries and (ii) the value of all other assets of the Company and its Subsidiaries not subject to any Lien securing Indebtedness for borrowed money of any of the Company and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles) after eliminating intercompany accounts and transactions.

“Undepreciated Real Estate Assets” means, on any date, the cost (original cost plus capital improvements) of any real estate assets of the Company and its Subsidiaries, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Unsecured Debt” means, Funded Indebtedness less Indebtedness secured by Liens on the property or assets of the Company and its Subsidiaries.

Further supplemental indentures

Further supplemental indentures may be made by the Company and the trustee with the consent of the holders of at least a majority in principal amount of all outstanding notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of the notes, provided that no supplemental indenture may, among other things, reduce the principal amount of or interest on the notes, change the maturity date of the principal, the interest payment dates or other terms of payment or reduce the percentage in principal amount of outstanding notes the consent of whose holders is necessary to modify or alter the indenture, without the consent of each holder of notes affected thereby. Under certain circumstances, supplemental indentures may also be made without the consent of the holders of the notes.

Book-entry system

The following are summaries of certain rules and operating procedures of The Depository Trust Company, or DTC, that affect the payment of principal, premium, if any, and interest and transfers of interests in the Global Note. Upon issuance, the notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole (1) by DTC to a nominee of DTC, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for the Global Note (“participants”) or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the notes represented by the Global Note beneficially owned by participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes for all purposes under the indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in certificated form and will not be considered the registered owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders of notes or if an owner of a beneficial interest in the Global Note desires to give or take any action that a holder of notes is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on interests represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Company, the trustee or any other agent of the Company or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that DTC, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

The indenture provides that if (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered as such under the Exchange Act at any time when the depositary is required to be so registered in order to act as depositary for the notes and a successor depositary is not appointed within 60 days after we are so informed in writing, (2) we determine that the notes shall no longer be represented by the Global Note or (3) an Event of Default (as defined in the indenture) with respect to the notes has occurred and is continuing, we will issue the notes in definitive form in exchange for interests in the Global Note. Any notes issued in definitive form in exchange for interests in the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples of $1,000, as DTC shall instruct the trustee.

DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certain Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax considerations of importance to beneficial owners of the notes and supersedes, in its entirety, the description included in the accompanying prospectus under the caption “United States Taxation.” Except where otherwise specifically noted, the summary applies only to initial purchasers of the notes that purchase the notes at their original issue price. The summary neither considers persons that hold notes indirectly through pass-through entities, nor addresses the special rules that may apply if the holder receives principal in installment payments if notes are called before the maturity date. The summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase the notes, nor any tax consequences arising under the laws of any state, locality, or foreign jurisdiction.

This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the notes as part of a straddle, integrated transaction, conversion transaction, or hedge, persons that hedge any currency risks of holding the notes, persons deemed to sell notes under the constructive sale provisions of the Code, persons whose functional currency is other than the U.S. dollar, or persons that acquire or are deemed to have acquired notes in an exchange or for property other than cash, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons that hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•  An individual U.S. citizen or resident alien;

•  a corporation, or any other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means any individual, corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes), estate, or trust that is a beneficial owner of a note that is not a U.S. holder, and the term “ECI holder” means a non-U.S. holder whose ownership of a note is effectively connected with the conduct of a trade or business in the United States. If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding the notes, and such partnership, should consult their tax advisors regarding the tax consequences of their investment in the notes.

PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. federal income tax considerations for U.S. holders

Payments of interest

Interest on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. holder’s usual method of accounting for tax purposes.

De minimis original issue discount

Because the notes will be offered at slightly less than par, the notes will be issued with de minimis original issue discount. U.S. holders that purchase notes at original issuance will generally include such de minimis original issue discount in income, as capital gain, on a pro rata basis as principal payments are made on the notes.

Disposition of a note

Upon a sale, exchange, redemption, retirement or other disposition of a note, the U.S. holder of the note generally will recognize gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the note, subject to the exceptions discussed above and except to the extent that gain or loss is attributable to accrued but unpaid interest. A U.S. holder’s adjusted tax basis in its notes will generally equal the holder’s initial investment in the notes, increased by any amounts (other than qualified stated interest) previously included in income with respect to the notes, and reduced by any payments (other than payments of qualified stated interest) previously received with respect to the notes. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the note was held by the holder as a capital asset for more than one year. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning the tax consequences of a sale, exchange, redemption, retirement or other disposition of notes.

Certain U.S. federal income tax considerations for Non-U.S. holders

U.S. withholding tax

Subject to the discussion of backup withholding below:

•  payments of principal of, and interest on, a note to a non-U.S. holder, other than an ECI holder, generally will not be subject to U.S. federal income or withholding tax if, in the case of interest,

(a)	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

(b)	the non-U.S. holder is not a controlled foreign corporation related to us through stock ownership, a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or a foreign tax-exempt organization or a foreign private foundation for U.S. federal income tax purposes, and

(c)	prior to payment, a statement (generally made on a duly completed and properly executed Internal Revenue Service (“IRS”) Form W-8BEN (or a permitted substitute form)) is received certifying that the beneficial owner of the note is not a U.S. person.

However, if the requirements listed above are not satisfied, interest paid to a non-U.S. holder with respect to a note will generally be subject to U.S. withholding tax, generally at a rate of 30% (or a lower rate under an applicable tax treaty).

•  a non-U.S. holder of a note, other than an ECI holder, will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the note unless the non-U.S. holder is an individual present in the United States for a total of 183 days or more during the taxable year in which the gain is realized and certain other conditions are met.

An ECI holder will generally be exempt from the withholding tax previously discussed and taxed as if the ECI holder were a U.S. holder, provided that the ECI holder timely provides a properly completed and duly executed copy of IRS Form W-8ECI. In addition, if an ECI holder is a corporation, it may be subject annually to a 30% branch profits tax on its “dividend equivalent amount” (within the meaning of the Code) for that year. The branch profits tax may be imposed at a reduced rate under the terms of an applicable tax treaty if the corporation qualifies for such reduced rate.

Backup withholding and information reporting

The amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to the payments, may be required to be reported to the IRS.

U.S. holders

A U.S. holder may be subject to backup withholding tax (currently at a rate of 28%) with respect to interest payments and gross proceeds from the sale, exchange, retirement or other disposition of notes unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9, and, in either case, the U.S. holder otherwise complies with the requirements of the backup withholding rules.

Non-U.S. holders

Non-U.S. holders that have provided the form and certifications mentioned under the heading “U.S. withholding tax” above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in that form or those certifications is unreliable or that the conditions of the exemption are in fact not satisfied. Amounts paid to ECI holders will, however, be subject to information reporting. Payments of interest on notes held by non-U.S. holders that are not ECI holders may also be required to be reported.

Payments of the proceeds from the sale of a note held by a non-U.S. holder that is not an ECI holder to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

•  a U.S. person;

•  a controlled foreign corporation for U.S. tax purposes;

•  a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business; or

•  a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note held by a non-U.S. holder that is not an ECI holder to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder in question certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Certain federal income tax considerations of our REIT election

General

We have made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 1985. We believe that we are organized and have operated in such a manner as to qualify for taxation as a REIT under the Code and our proposed future method of operation will enable us to continue to so qualify. No assurances, however, can be given that we have operated in a manner so as to qualify as a REIT or that we will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we satisfy the REIT tests or will continue to do so. See “Failure to qualify” below.

The sections of the Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Taxation of our company

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. We will, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

Notwithstanding our qualification as a REIT, we may also be subject to taxation in certain other circumstances. If we should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the greater of (i) the amount by which we fail the 75% test, or (ii) the excess of 90% (95% in taxable years beginning on or after January 1, 2005) of our gross income over the amount of such income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. We will also be subject to a tax of 100% on net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property) and, if we have (i) net income from the sale or other disposition of “foreclosure property” (generally, property acquired by reason of a default on indebtedness or a lease) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest corporate rate. If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognized gain on the disposition of such asset during a ten-year period beginning on the date we acquired the asset, then the asset’s “built in” gain will be subject to tax at the highest regular corporate rate. We may also be subject to the corporate “alternative minimum tax” on our items of tax preference, as well as tax in certain situations not presently contemplated. If it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary on the basis of arm’s-length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, we will be subject to a tax equal to 100% of such amounts. We use the calendar year for federal income tax purposes and for financial reporting purposes.

Requirements for qualification

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets, and distributions of income to stockholders.

Organizational Requirements. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We are treated as having satisfied condition (6) if we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our stock, and do not know, or exercising reasonable diligence would not have known, that we failed to satisfy such condition. If we fail to comply with these regulatory requirements for any such taxable year, we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. Our Amended and Restated Articles of Incorporation, as amended, provide for restrictions regarding transfer of our capital stock, in order (among other purposes) to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above.

Gross Income Tests. In order for us to maintain our qualification as a REIT, there are two requirements relating to our gross income that must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships in which we have an interest will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described herein.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant generally will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or one or more owners of 10% or more of the REIT, directly or constructively, own in the aggregate 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no income, except that we may directly perform certain services other than services which are not “usually or customarily rendered” in connection with the rental space for occupancy only and are considered “rendered to the occupant” of the property. A de minimis amount of up to 1% of the gross income received by us from each property is permitted to be from the provision of non-customary services without disqualifying all other amounts received from such property as “rents from real property.” However, such de minimis amount itself will not qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including “non-customary” services) through a taxable REIT subsidiary (“TRS”). A TRS includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a TRS. A TRS is subject to federal income tax at regular corporate rates.

We typically do not provide services to any lessees under our leases, and to the extent that we provide services to any such lessee, we believe that any and all such services were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of such services did not and will not cause the rents received with respect to properties or newly-acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If we contemplate providing services in the future that reasonably might be expected not to meet the “usual or customary” standard, we will arrange to have such services provided by an independent contractor from which we derive no income or by an affiliated entity that has elected TRS status. It is anticipated that, for purposes of the gross income tests, our investment in our leases will in major part give rise to qualifying income in the form of rents and gains on the sales of leased property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. Effective for taxable years beginning January 1, 2005, these relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect and if we satisfy certain specified filing and disclosure requirements set forth in the Code. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “Certain federal income tax considerations of our REIT election—Taxation of our company,” even if these relief provisions apply, a tax would be imposed with respect to our excess gross income reduced by approximated expenses.

Asset Tests. At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of our stock or long-term (at least five years) debt), cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities. Fourth, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs. For purposes of the third asset test, the term “securities” does not include equity or debt securities of a TRS, mortgage loans that constitute real estate assets, other securities included in the 75% asset class above, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT. Certain exceptions, such as a “straight debt” exception, apply for purposes of the 10%-of-value test referred to above. Our investment in our leases will constitute qualified assets for purposes of the 75% asset test.

We will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

In addition, effective for taxable years beginning January 1, 2005, we may avoid disqualification in the event of certain failures if (i) the failure was due to reasonable cause and not willful neglect, (ii) the failure is corrected, (iii) a penalty amount is paid, and (iv) other requirements are met; or the failure was de minimis and timely corrected.

Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset, which stockholders would receive an increase in the basis of their stock in the amount of such income recognized. Such stockholders would also be treated as having paid their proportionate share of the capital gains tax imposed on us on such undistributed amounts and would receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends.

Under certain circumstances relating to any IRS audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Pursuant to applicable Treasury regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with such requirements.

Failure to qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Tax aspects of our investments in partnerships

We hold direct or indirect interests in various partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing items of the Partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. See “Certain federal income tax considerations of our REIT election—Requirements for qualification—Gross Income Tests.” Any resultant increase in our REIT taxable income will increase our distribution requirements (see “Certain federal income tax considerations of our REIT election—Requirements for qualification—Annual Distribution Requirements”), but will not be subject to federal income tax in our hands provided that such income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see “Certain federal income tax considerations of our REIT election—Requirements for qualification—Asset Tests”), we will include our proportionate share of assets held by the Partnerships.

Other tax consequences

Possible legislative or other actions affecting tax consequences. Prospective holders of our notes should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

State and local taxes. We may be required to pay tax in various state or local jurisdictions, including those in which we transact business. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in the notes.

Underwriting

Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$149,250,000
Banc of America Securities LLC	22,750,000
UBS Securities LLC	22,750,000
Wachovia Capital Markets, LLC	22,750,000
Calyon Securities (USA), Inc.	8,125,000
Cohen & Steers Capital Advisors, LLC	8,125,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	8,125,000
Wells Fargo Securities, LLC	8,125,000

Total	$250,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.400% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $375,000. The underwriters have agreed to reimburse us for certain expenses in connection with the offering.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Certain affiliates of certain of the underwriters are lenders under our revolving credit facility which is being repaid with the net proceeds of this offering.

Cohen & Steers Capital Advisors, LLC is an affiliate of Cohen & Steers Capital Management, Inc., which is an investment advisor to certain entities that own shares of our preferred stock and common stock. As of April 30, 2005, Cohen & Steers Capital Management, Inc. beneficially owned 342,457 shares, or 34.2%, of our outstanding perpetual preferred stock and 8,319,700 shares, or 12.4%, of our outstanding common stock.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

We expect that delivery of the notes will be made against payment therefor on or about May 18, 2005, which is the fifth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

Legal Matters

O’Melveny & Myers LLP will pass upon the validity of the notes. Sidley Austin Brown & Wood LLP will act as counsel for the underwriters. Paul C. Pringle, a partner at Sidley Austin Brown & Wood LLP, owns 50,311 shares of our common stock.

Experts

Ernst & Young LLP, our independent registered public accounting firm, audited our consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance on their report given on their authority as experts in accounting and auditing.

Prospectus

Nationwide Health Properties, Inc.

Debt Securities

The Company may periodically issue up to $500,000,000 of its senior unsecured debt securities. The terms of the debt securities and distribution arrangements will be included in prospectus supplements and pricing supplements.

The debt securities-

•  will be in one or more series;

•  will be offered in amounts, at prices and on terms to be agreed upon by the Company and the purchasers;

•  will be issued in amounts, with maturities, interest rates and offering prices set forth in a prospectus supplement; and

•  will be sold by the Company through agents or to or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of debt securities unless accompanied by a prospectus supplement.

The date of this Prospectus is July 30, 2002.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the debt securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

Prospectus

Statement Regarding Forward Looking Disclosure	3
The Company	4
Risk Factors	5
Ratio of Earnings to Fixed Charges	11
Use of Proceeds	11

Description of Debt Securities	12
United States Taxation	19
Plan of Distribution	34
Legal Matters	34
Experts	34
Where You Can Find More Information	35

Statement Regarding Forward Looking Disclosure

Certain information contained in this prospectus includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. These statements may be identified, without limitation, by the use of forward looking terminology such as “may”, “will”, “anticipates”, “expects”, “believes”, “intends”, “should” or comparable terms or the negative thereof. All forward-looking statements included in this prospectus are based on information available to us on the date hereof. Such statements speak only as of the date hereof and we assume no obligation to update such forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include (without limitation) the following:

•  the effect of economic and market conditions and changes in interest rates;

•  the general distress of the health care industry;

•  government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•  continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;

•  the ability of our operators to repay deferred rent in future periods;

•  our ability to attract new operators for certain facilities;

•  occupancy levels at certain facilities;

•  our ability to sell certain facilities for their book value;

•  changes in the market value of our real estate investments;

•  the ability of our borrowers to repay their loans;

•  the amount and yield of any additional investments;

•  changes in tax laws and regulations affecting real estate investment trusts;

•  access to the capital markets and the cost of capital; and

•  changes in the ratings of our debt securities.

Other risks, uncertainties and factors, including those discussed under the caption “Risk Factors” in this prospectus, could cause our actual results to differ materially from those projected in any forward-looking statement we make.

The Company

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985, is a real estate investment trust, or REIT, that invests primarily in health care related facilities and provides financing to health care providers. Whenever we refer to “the Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc.

As of March 31, 2002, we had investments in 307 facilities located in 37 states. The facilities include 163 skilled nursing facilities, 129 assisted living facilities, twelve continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and one medical clinic. Our facilities are operated by 60 different operators, including the following publicly traded companies: Alterra Healthcare Corporation, American Retirement Corporation, ARV Assisted Living, Inc., Beverly Enterprises, Inc., Harborside Healthcare Corporation, HEALTHSOUTH Corporation, Integrated Health Services, Inc., Mariner Health Care, Inc. and Sun Healthcare Group, Inc. Of the operators of our facilities, only Alterra, Beverly and ARV, which accounted for 13%, 10% and 10%, respectively, of our revenues for the three months ended March 31, 2002, account for more than 10% of our revenues.

As of March 31, 2002, we had direct ownership of 134 skilled nursing facilities, 123 assisted living facilities, nine continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and one medical clinic. Substantially all of our owned facilities are leased under “net” leases that are accounted for as operating leases.

The leases have initial terms ranging from 5 to 21 years, and generally have two or more multiple-year renewal options. Approximately 53% of our facilities are leased under master leases. In addition, most of the leases contain cross-collateralization and cross-default provisions tied to other leases with the same lessee, as well as grouped lease renewals and grouped purchase options. Obligations under our leases generally have corporate guarantees, and, as of March 31, 2002, leases covering 206 facilities are backed by irrevocable letters of credit or security deposits that cover up to 12 months of monthly minimum rents. Under the terms of the leases, the lessees are responsible for all maintenance, repairs, taxes and insurance on the leased properties.

As of March 31, 2002, we held 27 mortgage loans receivable secured by 29 skilled nursing facilities, six assisted living facilities and three continuing care retirement communities. As of March 31, 2002, the mortgage loans receivable had a net book value of approximately $127,587,000 with individual outstanding balances ranging from approximately $155,000 to $16,104,000 and maturities ranging from 2002 to 2024.

We anticipate making additional investments in health care related facilities during 2002, although the level of our new investments has been depressed during the last two years. During that time we did not make significant additional investments beyond our actual commitments because access to long-term capital was not available under favorable terms. Financing for future investments may be provided by borrowings under our bank line of credit, private placements or public offerings of debt or equity, the assumption of secured indebtedness, obtaining mortgage financing on a portion of our owned portfolio or through joint ventures. We anticipate the potential repayment of certain mortgage loans receivable and the possible sale of certain facilities during 2002. In the event that there are mortgage loan receivable repayments or facility sales in excess of new investments, revenues may decrease. We anticipate using the proceeds from any mortgage loan receivable repayments or facility sales to reduce the outstanding balance on our bank line of credit, if any, to repay other borrowings as they mature or to provide capital for future investments. Any such reduction in debt levels would result in reduced interest expense that we believe would partially offset any decrease in revenues. We believe we have sufficient liquidity and financing capability to finance anticipated future investments, maintain our current dividend level and repay borrowings at or prior to their maturity.

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We intend to continue to qualify as such and therefore to distribute at least 90% of our REIT taxable income to our stockholders. If we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (e.g. at the corporate and stockholder levels) that generally results from investing in the stock of a corporation.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

Risk Factors

You should carefully consider the risks described below before making an investment decision in our company. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows.

Operator obligations

Our income would be adversely affected if a significant number of our operators were unable to meet their obligations to us or if we were unable to lease our facilities or make mortgage loans on economically favorable terms. There can be no assurance that a lessee will exercise its option to renew its lease upon the expiration of the initial term or that if such failure to renew were to occur, we could lease the facility to another operator on favorable terms.

Operator governmental regulations

Our operators are subject to regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on our operators’ costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any of our operators to comply with such laws, requirements and regulations could adversely affect such operator’s ability to meet its obligations to us.

Operator reimbursement rates

The ability of our operators to generate revenue and profit affects the underlying value of our facilities. Revenues of our operators are generally derived from payments for patient care from the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans, health maintenance organizations, preferred provider arrangements, self-insured employers as well as the patients themselves.

A significant portion of our operators’ revenue is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Federal and state governments have adopted and continue to consider various health care reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors.

Governmental and public concern regarding health care costs may result in significant reductions in payment to health care facilities, and there can be no assurance that future reimbursement rates for either governmental or private payors will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of our operators and thereby adversely affect their ability to meet their obligations to us.

Operator financial difficulties

Our facilities are operated by 60 different operators including the following publicly traded companies: Alterra Healthcare Corporation, American Retirement Corporation, ARV Assisted Living, Inc., Beverly Enterprises, Inc., Harborside Healthcare Corporation, HEALTHSOUTH Corporation, Integrated Health Services, Inc., Mariner Health Care, Inc., and Sun Healthcare Group, Inc. At March 31, 2002, only Alterra, Beverly and ARV, which accounted for 13%, 10% and 10%, respectively, of our revenues for the three months ended March 31, 2002, account for 10% of more of our revenues.

Four operators of skilled nursing facilities and one operator of assisted living facilities we own have filed for protection under the United States bankruptcy laws since 1999. These operators included Sun, Mariner, Integrated, SV/Home Office Inc. and certain affiliates, or SV, and Assisted Living Concepts, Inc., or ALC. During 2002, Sun, Mariner and ALC emerged from bankruptcy. In March 2002, the bankruptcy court approved our final settlement with Sun that included their assumption of five leases and rejection of one other. In April 2002, the bankruptcy court approved Mariner’s Second Amended Joint Plan of Reorganization that will result in our obtaining ownership of the facility securing our only mortgage loan with Mariner. Also in April 2002, the bankruptcy court approved our final settlement with Integrated that resulted in the assumption by Integrated of the amended leases on five buildings and the rejection of two others. Over the course of these proceedings, (A) Sun (which emerged from bankruptcy earlier this year) has returned 20 facilities and agreed to a master lease of the remaining five facilities involved in the bankruptcy; (B) Mariner (which emerged from bankruptcy earlier this year) has returned 15 facilities, agreed to give us a deed in lieu of foreclosure for a facility that secured a mortgage loan receivable and assumed leases on six facilities; (C) Integrated has returned two facilities and agreed to a master lease on the other five facilities; (D) SV has agreed to assume the lease on one building, return one facility and extend its mortgage on two other buildings for five years; and (E) ALC (which emerged from bankruptcy earlier this year) assumed the leases on two buildings and transferred title to us and signed leases on two buildings that had previously secured mortgages loans receivable from ALC. We have leased 32 of these facilities to new operators and sold two facilities.

Our financial position and our ability to make distributions may be adversely affected by financial difficulties experienced by any of our major operators, including bankruptcy, insolvency or general downturn in business of any such operator, or in the event any such operator does not renew or extend its relationship with us as its term expires.

Operators seeking bankruptcy protection

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during their bankruptcy until they reject the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. If the facility is returned to us, our financial condition could be adversely affected by delays in leasing the facility to a new operator.

In the event of a default by our operators under mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that may expose us to successor liabilities. If any of these events occur, our revenue and operating cash flow could be adversely affected.

Fraud and abuse regulations

There are various federal and state laws prohibiting fraud by health care providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments.

There are also laws that govern referrals and financial relationships. A wide array of relationships and arrangements, including ownership interests in a company by persons who refer or who are in a position to refer patients, as well as personal services agreements, have under certain circumstances, been alleged or been found to violate these provisions. State and federal governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers.

Licensing, certification and accreditation

Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities. In granting and renewing licenses, regulatory agencies consider, among other things, the physical buildings and equipment, the qualifications of the administrative personnel and nursing staff, the quality of care and the continuing compliance with the laws and regulations relating to the operation of the facilities. In the ordinary course of business, the operators receive notices of deficiencies for failure to comply with various regulatory requirements and take appropriate corrective and preventive actions.

Failure to obtain licensure or loss of licensure would prevent a facility from operating. Failure to maintain certification in the Medicare and Medicaid programs would result in a loss of funding from those programs. Although accreditation is generally voluntary, loss of accreditation could result in a facility failing to meet eligibility requirements to participate in various reimbursement programs. These events could adversely affect the facility operator’s ability to meet its obligations to us.

Competition

The health care industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, overbuilding in the assisted living market during the past several years caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services. This resulted in lower revenues for the operators of certain of our facilities. It may also have contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next couple of years due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. There can also be no assurance that our operators will not encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to meet their obligations to us.

Debt obligations

We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make distributions to our stockholders, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness.

If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase. This increased interest expense would adversely affect our financial condition and results of operations.

Leverage

Financing for our future investments may be provided by borrowings under our bank line of credit, private or public offerings of debt, the assumption of secured indebtedness, obtaining mortgage financing on a portion of our owned portfolio or through joint ventures. Accordingly, we could become more highly leveraged. The degree of leverage could have important consequences to stockholders, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

External sources of capital

In order to qualify as a REIT under the Internal Revenue Code, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we may not be able to fund all future capital needs, including capital needs in connection with acquisitions, from cash retained from operations. As a result, we rely on other sources of capital, which we may not be able to obtain on favorable terms or at all. Our access to capital depends upon a number of factors, including general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Additional debt financing may substantially increase our leverage.

Investment level

Difficult capital market conditions in our industry during the past several years have limited our access to capital. As a result, the level of our new investments decreased. If the level of our new investments does not increase or if mortgage repayments or sales of our facilities exceed our new investments, our revenues may decrease.

REIT status

We intend to operate in a manner to qualify as a REIT under the Internal Revenue Code. We believe that we have been organized and have operated in a manner, which would allow us to qualify as a REIT under the Internal Revenue Code. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income. Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. However, we are not aware of any pending tax legislation that would adversely affect our ability to operate as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

Key personnel

We depend on the efforts of our executive officers, particularly Mr. R. Bruce Andrews, Mr. T. Andrew Stokes and Mr. Mark L. Desmond. While we believe that we could find suitable replacements for these key personnel, the loss of their services or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment agreements with these executive officers, these employment agreements may not assure their continued service.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2002	2001	2000	1999	1998	1997
Ratio	1.15	2.02	2.15	2.20	2.49	3.01

Use of Proceeds

Unless otherwise specified in the prospectus supplement which accompanies this prospectus, the net proceeds from the sale of the debt securities offered from time to time hereby will be used for general corporate purposes, including the repayment of short term bank lines of credit and investments in health care related facilities. The Company uses its existing revolving bank credit facility primarily to provide short term financing for the acquisitions of health care related facilities. To the extent that the Company has amounts outstanding under the credit facility at the time it issues debt securities, it is currently required to use the proceeds of such issuance to repay amounts outstanding under the credit facility.

Description of Debt Securities

The debt securities may be issued from time to time as a single series or in two or more separate series. The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (the “offered debt securities”), and the extent to which such general provisions may apply to the offered debt securities, will be described in a prospectus supplement relating to such offered debt securities.

The debt securities will be issued under an indenture, dated as of January 13, 1999, between the Company and J.P. Morgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company), as trustee. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and holders of the debt securities are referred to the indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the debt securities and of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus is a part. Capitalized terms used but not defined herein have the meanings given to them in the indenture.

General

The indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder, and debt securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by the Company for each series. As of the date of this prospectus, the Company has authorized the issuance under the indenture of up to $500,000,000 aggregate initial offering price of debt securities, of which $184,000,000 has been issued.

The debt securities will be unsecured general obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

The applicable prospectus supplement or prospectus supplements will describe the terms of the offered debt securities, including: (i) the aggregate principal amount and denominations of such debt securities; (ii) the date on which such debt securities will mature; (iii) the date or dates on which the principal of such debt securities is payable, if other than on maturity, or the method of determination thereof; (iv) the rate or rates per annum (which may be fixed or variable), or formula for determining such rate or rates, at which such debt securities will bear interest, if any; (v) the dates on which such interest, if any, will be payable; (vi) the Place of Payment or transfer with respect to such debt securities; (vii) the provisions for redemption or repayment of such debt securities, if any, including the redemption and/or repayment price or prices and any remarketing arrangements relating thereto; (viii) the sinking fund requirements or similar provisions, if any, with respect to such debt securities; (ix) whether such debt securities are denominated or provide for payment in United States dollars or a foreign currency or units of two or more currencies; (x) the form (registered or bearer or both) in which such debt securities may be issued and the terms applicable to the exchange of one form for another and any restrictions on the offer, sale and delivery of debt securities in either form; (xi) if the Company will pay additional amounts (“Additional Amounts”) in respect of debt securities held by a person who is not a U.S. person in respect of specified taxes, assessments or other governmental charges, under what circumstances the Company will pay such Additional Amounts and whether the Company has the option to redeem the affected debt securities rather than pay such Additional Amounts; (xii) whether such debt securities will be issued in whole or in part in the form of one or more global securities and, in such case, the Depositary for such global securities; (xiii) the title of such debt securities and the series of which such debt securities shall be a part; and (xiv) any other terms of such debt securities. Reference is made to the prospectus supplement for the terms of the debt securities being offered thereby. The variable terms of the debt securities are subject to change from time to time, but no such change will affect any debt security already issued or as to which an offer to purchase has been accepted by the Company.

The provisions of the indenture described above provide the Company with the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, to “reopen” a previous issue or a series of debt securities and issue additional debt securities of such issue or series.

Unless otherwise indicated in a pricing supplement, the covenants contained in the indenture would not necessarily afford holders of debt securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders.

Payment and paying agents

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of and premium and interest, if any, on debt securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on debt securities will be made to the person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in an applicable prospectus supplement, the trustee, acting through its Corporate Trust Office, will be designated as the Company’s sole Paying Agent for payments with respect to debt securities of such series. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. All monies paid by the Company to a Paying Agent for the payment of principal of or premium or interest, if any, on any debt security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the holder of such debt security or any coupon will thereafter look only to the Company for payment thereof.

Global securities

The debt securities of a series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A debt security in global form may not be transferred except as a whole by the Depositary for such debt security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such

Depositary, or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global debt security may exchange such interests for definitive debt securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium and interest, if any, on any such global debt security and the material terms of the depositary arrangement with respect to any such global debt security.

Certain covenants

The debt securities will not be secured by mortgage, pledge or other lien. The Company will covenant in the indenture not to pledge or otherwise subject to any lien any property or assets of the Company unless the debt securities are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets (as defined below) of the Company and its consolidated subsidiaries and will not apply to:

(1)	Any lien or charge on any property, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

(2)	Any liens securing the performance of any contract or undertaking of the Company not directly or indirectly in connection with the borrowing of money, obtaining of advances or credit or the securing of debts, if made and continuing in the ordinary course of business;

(3)	Any lien to secure nonrecourse obligations in connection with the Company’s engaging in leveraged or single investor lease transactions;

(4)	Any lien in favor of the United States or any state thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure progress, advance, or other payments pursuant to any contract or provision of any statute;

(5)	Mechanics’, materialmen’s, carriers’, or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

(6)	Any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

(7)	Any liens for taxes, assessments or governmental charges or levies not yet delinquent, or liens for taxes, assessments or governmental charges or levies already delinquent but the validity of which is being contested in good faith;

(8)	Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and in the case of judgment liens, execution thereof is stayed;

(9)	Liens relating to secured indebtedness of the Company outstanding on December 31, 1998; and

(10)	Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (1) to (9) inclusive; provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles of the Company and its consolidated subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles.

The Company also covenants in the indenture that it will not create, assume, incur, or otherwise become liable in respect of, any

(a)	Senior Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 150% of Capital Base (as defined below), or (ii) 225% of Tangible Net Worth (as defined below); and

(b)	Non-Recourse Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt and Non-Recourse Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 225% of Capital Base.

For the purposes of this limitation as to borrowing money, “Senior Debt” means all Debt other than Non-Recourse Debt and Subordinated Debt; “Debt,” with respect to any person, means (i) its indebtedness, secured or unsecured, for borrowed money; (ii) Liabilities secured by any existing lien on property owned by such person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities determined on a weighted average basis and compounded semi-annually) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to the present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); “Capital Lease” means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; “Capital Lease Obligation” means at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; “Non-Recourse Debt” with respect to any person, means any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; “Subordinated Debt” means unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such Debt (to which appropriate reference shall be made in the instruments evidencing such Debt if not contained therein) to the debt securities (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); “Capital Base” means, at any date, the sum of Tangible Net Worth and Subordinated Debt; “Tangible Net Worth” means, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation and other proper reserves) of the Tangible Assets of the Company at such date minus the amount of its Liabilities at such date; “Tangible Assets” means all assets of the Company (including assets held subject to Capital Leases, conditional sale agreements or other arrangements pursuant to which title to property has been retained by or vested in some other Person for security purposes) except: (i) deferred assets, other than prepaid insurance, prepaid taxes and deposits; (ii) patents, copyrights, trademarks, trade names, franchises, goodwill, experimental expense and other similar intangibles; and (iii) unamortized debt discount and expense; and “Liabilities” means, at any date, the items shown as liabilities on the balance sheet of the Company, except any items of deferred income, including capital gains.

Successor corporation

The indenture provides that the Company may consolidate with, or transfer or lease all or substantially all of its properties and assets to, or consolidate or merge with or into, any other person provided, that in any such case: (i) the successor person shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all of the obligations of the Company under the debt securities and the indenture; and (ii) the Company or such successor person, as the case may be, shall not, immediately after such transaction, be in default in the performance of any of such obligations. Subject to certain limitations in the indenture, the trustee will receive from the Company an officers’ certificate and an opinion of counsel stating that any such consolidation, merger, sale, lease or conveyance, and any such assumption, complies with the provisions of the indenture.

Supplemental indentures

Supplemental indentures may be made by the Company and the trustee with the consent of the holders of 66 2/3% in principal amount of any series of outstanding debt securities, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of each such series affected by such modification or amendment, provided that no supplemental indenture may, among other things, reduce the principal amount of or interest on any debt securities, change the maturity date of the principal, the interest payment dates or other terms of payment or reduce the percentage in principal amount of outstanding debt securities of any series the consent of whose holders is necessary to modify or alter the indenture, without the consent of each holder of debt securities affected thereby. Under certain circumstances, supplemental indentures may also be made without the consent of the holders.

Events of default

The indenture defines an Event of Default with respect to any series of debt securities as being any one of the following events and such other events as may be established for the debt securities of a particular series: (i) default in payment of any interest or Additional Amount on the debt securities of such series and continuance of such default for a period of 30 days; (ii) default in payment of principal or premium, if any, on the debt securities of such series at their maturity; (iii) default in the deposit of any sinking fund payment with respect to such series when, as and if due; (iv) default in the performance, or breach, of any covenant or warranty, of the Company in the indenture or any debt security of that series (other than a covenant or warranty in the indenture solely for the benefit of a series of debt securities other than such series) continued for 60 days after appropriate notice; (v) certain events of bankruptcy, insolvency, reorganization or other similar occurrences; and (vi) certain other events of default, if any, relating to a particular series of debt securities. No Event of Default with respect to a particular series of debt securities issued under the indenture necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder. If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of each series affected thereby may declare the debt securities of such series to be due and payable. Any past default with respect to a particular series of debt securities may be waived by the holders of at least a majority in aggregate principal amount of the outstanding debt securities of such series, except in a case of failure to pay principal of, or premium, if any, or interest on or Additional Amounts with respect to such debt securities for which payment had not been subsequently made or a default in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of such series. The Company will be required to file with the trustee annually an Officers’ Certificate as to the compliance with all conditions and covenants under the indenture. The trustee may withhold notice to holders of any series of debt securities of any default with respect to such series (except in payment of principal, premium, if any, interest or Additional Amounts) if it in good faith determines that it is in the interest of such holders to do so.

Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity or security against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to provisions in the indenture for the indemnification of the trustee and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series.

Satisfaction and discharge of indenture

The indenture (except for certain specified surviving obligations including, among other things, the Company’s obligation to pay the principal of, and premium, if any, and interest on the debt securities) will be discharged with respect to the debt securities of any series which are due and payable or will become due and payable at maturity or redemption within one year upon the satisfaction of certain conditions, including the payment in full of the principal of, and premium, if any, and interest on all of the debt securities of such series or the deposit with the trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the indenture.

Defeasance

The Company may terminate certain of its obligations under the indenture with respect to the debt securities of any series, including its obligations to comply with the restrictive covenants set forth in the indenture (see “Certain Covenants”) with respect to the debt securities of such series, on the terms and subject to the conditions contained in the indenture, by depositing in trust with the trustee cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on the debt securities of such series to their maturity in accordance with the terms of the indenture and the debt securities of such series. In such event, the trustee will receive from the Company an opinion of counsel stating that such deposit and termination will not have any federal income tax consequences to the holders.

Regarding the trustee

The indenture contains certain limitations on the right of the trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Company; provided, however, that if the trustee acquires any conflicting interest it must eliminate such conflict or resign.

The indenture provides that, in case an Event of Default has occurred and is continuing, the trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its rights and powers.

Governing law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

United States Taxation

The following summary describes certain U.S. federal income and estate tax considerations of importance to beneficial owners of the debt securities. Except where otherwise specifically noted, the summary applies only to initial purchasers of the debt securities. The summary neither considers persons who hold debt securities indirectly through pass-through entities, nor addresses the special rules that may apply if the holder receives principal in installment payments if debt securities are called before the maturity date. The summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder, and current administrative pronouncements and court decisions. All of the foregoing are subject to change (including changes in effective dates), possibly on a retroactive basis, subsequent to the date of this prospectus supplement. Any such change could affect the continuing validity of this summary.

The summary applies only to debt securities held as capital assets within the meaning of Section 1221 of the Code. It does not address all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to special classes of holders, such as banks, thrifts or other financial institutions, insurance companies, persons subject to the alternative minimum tax, regulated investment companies, tax-exempt investors, U.S. expatriates, dealers in securities or currencies, persons who hold the debt securities as part of a “straddle”, “conversion transaction”, or “hedge,” persons who hedge any currency risks of holding the debt securities, persons deemed to sell debt securities under the constructive sale provisions of the Code, persons whose “functional currency” is other than the U.S. dollar, or persons who acquire or are deemed to have acquired debt securities in an exchange or for property other than cash. The summary does not discuss debt securities which may qualify as “applicable high-yield discount obligations” under Section 163(i) of the Code. Finally, the summary does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

As used herein, “U.S. holder” is a beneficial owner of a debt security that is:

• An	individual who is a citizen or resident of the United States;

•  a corporation or partnership (or any other entity treated as a corporation or partnership for U.S. tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof;

•  an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or

•  to the extent provided in Treasury regulations, a trust in existence on August 20, 1996, treated as a U.S. person prior to such date, and that has elected to continue to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means any beneficial owner of a debt security who is not a U.S. holder, and the term “ECI holder” means a non-U.S. holder whose ownership of a debt security is effectively connected with the conduct of a trade or business in the United States. The tax treatment of a partner in a partnership that holds debt securities will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding debt securities issued by the Company, and such partnership, should consult their tax advisors regarding the tax consequences of their investment in the debt securities.

PERSONS CONSIDERING THE PURCHASE OF THE DEBT SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. federal income tax considerations for U.S. holders

Payments of interest

Interest on the debt securities generally will be taxable to a U.S. holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. holder’s usual method of accounting for tax purposes.

Original issue discount

In General. A debt security that is issued for an amount less than its “stated redemption price at maturity” will generally be considered to have been issued with OID for U.S. federal income tax purposes.

OID is the excess of the “stated redemption price at maturity” of a debt security over its “issue price.” The “stated redemption price at maturity” of a debt security is the sum of all amounts payable on the debt security however designated, other than payments of “qualified stated interest.” “Qualified stated interest” is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) or that is constructively received under Section 451 of the Code at least annually at a “single fixed rate.” “Single fixed rate” means a rate that appropriately takes into account the length of time between payments. “Issue price” is defined as the first offering price to the public (excluding bond houses and brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) at which a substantial amount of the debt securities have been sold.

If the difference between the “stated redemption price at maturity” and the “issue price” of a debt security is less than a de minimis amount (i.e., less than 0.25% of the debt security’s stated redemption price at maturity multiplied by the number of complete years from the issue date to maturity), the amount of OID shall be considered to be zero. Holders of debt securities with de minimis OID will generally include such OID in income, as capital gain, on a pro rata basis as principal payments are made on the debt securities.

If a debt security has certain interest payment characteristics (e.g., interest holidays, interest payable in additional debt securities or stepped interest rates), then the debt security may also be treated as having OID for federal income tax purposes even if the debt security was issued at an issue price which does not otherwise result in OID.

Accrual of OID. U.S. holders of debt securities that mature more than one year from their date of issue will be required to include OID in income for U.S. federal income tax purposes as the OID accrues, regardless of their usual method of tax accounting, in accordance with a constant yield method based on a compounding of interest. This OID income inclusion may precede the receipt of cash attributable to such income. The amount of original issue discount includible in income by the initial U.S. holder of a debt security will be the sum of the daily portions of OID with respect to the debt security for each day during the accrual period or portion of the accrual period in which such U.S. holder held the debt security. The amount of OID which accrues in an accrual period will be an amount equal to the excess (if any) of:

•   the product of the debt security’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and appropriately adjusted to take into account the length of the particular accrual period), over

•  the sum of the qualified stated interest payments, if any, allocable to the accrual period. The daily portion of OID is determined by allocating to each day in any accrual period a ratable portion of the amount of OID which accrues during the accrual period.

The “adjusted issue price” of a debt security at the beginning of any accrual period will be the sum of the issue price of such debt security plus the OID allocable to all prior accrual periods reduced by payments on the debt security other than payments of qualified stated interest. An “accrual period” may be of any length and the accrual periods may even vary in length over the term of a debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the last day of the accrual period chosen. Under these rules, U.S. holders will generally have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

Reporting by the Company. The Company will report annually to the U.S. Internal Revenue Service (“IRS”) and to each holder of a debt security issued with OID the amount of OID accrued with respect to that debt security. Prospective investors are advised to consult their tax advisors for the particular OID characteristics of a debt security.

Floating rate debt securities

Floating rate debt securities will be treated as either “variable rate debt instruments” or as “contingent debt securities” (as defined below). The Treasury regulations provide special rules for determining the amount and accrual of qualified stated interest and original issue discount on a floating rate debt security. A floating rate debt security will qualify as a variable rate debt instrument if

(a)	its issue price does not exceed the total noncontingent principal payments due under the floating rate debt security by more than a specified de minimis amount,

(b)	it does not provide for stated interest other than stated interest paid or compounded at least annually at

•  one or more “qualified floating rates,”

•  a single fixed rate and one or more qualified floating rates,

•  a single “objective rate,” or

•  a single fixed rate and a single objective rate that is a “qualified inverse floating rate”

(c)	it provides that a qualified floating rate or objective rate in effect at any time during its term will be set at a current value of that rate, and

(d)	except as provided under clause (a) above, it does not provide for any payments of principal that are contingent.

Generally, a variable rate is a “qualified floating rate” if variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt security is denominated. Generally, an “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon objective financial or economic information. Generally, a “qualified inverse floating rate” is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If a floating rate debt security that provides for stated interest at a single qualified floating rate or a single objective rate throughout the term of the debt security qualifies as a “variable rate debt instrument”, then any stated interest on that debt security that is unconditionally payable in cash or property (other than debt instruments of the Company) at least annually will constitute qualified stated interest. Thus, such a floating rate debt security will generally not be treated as having been issued with OID unless its stated principal amount exceeds its issue price by more than a specified de minimis amount. The amount of qualified stated interest and OID, if any, on such a floating rate debt security will be determined under the rules generally applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (a) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating or qualified inverse floating rate, or (b) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the floating rate debt security. The amount of qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period as determined under the rules described in this paragraph.

In general, any other floating rate debt security that qualifies as a “variable rate debt instrument” will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest. The “equivalent” fixed rate debt instrument will be an instrument with terms identical to those provided under the floating rate debt security, except that it will substitute (a) for each qualified floating rate provided for in the floating rate debt security, its value as of the issue date (with appropriate adjustments so that the interval between each interest adjustment date is the same), (b) for a qualified inverse floating rate, its value as of the issue date, and (c) for an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the floating rate debt security.

In the case of a floating rate debt security that qualifies as a “variable rate debt instrument” and provides for stated interest at either one or more qualified floating rates or a qualified inverse floating rate and additionally provides for stated interest at a single fixed rate, the fixed rate will initially be converted into a qualified floating rate (or a qualified inverse floating rate if the floating rate debt security provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the variable rate debt instrument as of the variable rate debt instruments issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate. Such a floating rate debt security will then be converted into an “equivalent” fixed rate debt instrument in the manner described in the previous paragraph.

Once a floating rate debt security is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, will be determined for the “equivalent” fixed rate debt instrument by applying to it the general OID rules, and U.S. holders of the floating rate debt security will account for such OID and qualified stated interest as if they held the “equivalent” fixed rate debt instrument. For each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the floating rate debt security during the accrual period.

If a floating rate debt security does not qualify as a “variable rate debt instrument” under the original issue discount regulations, it will be treated as a “contingent debt security” (as defined below).

Contingent debt securities

Debt securities may be issued under circumstances in which the amount and/or timing of interest and principal on the debt securities is subject to a contingency (“contingent debt securities”). For example, the Company may issue indexed debt securities under which interest and/or principal is determined by reference to multiple formulae based on the values of specified stocks, commodities, foreign currencies or other personal property. If the Company issues floating rate debt securities that do not qualify as “variable rate debt instruments” under the regulations, then those debt securities will also be treated as contingent debt securities for tax purposes. With some exceptions, the amount of interest that will accrue on contingent debt securities in each accrual period will be determined under the “noncontingent bond method.” For each issue of contingent debt securities, the noncontingent bond method requires the issuer to determine a comparable yield, a projected payment schedule and the daily portions of interest accruing in each accrual period, and then to make appropriate adjustments for any differences between projected and actual contingent payments made to holders of contingent debt securities. The Company will provide notice in the applicable pricing supplement when it determines that a particular debt security will be a contingent debt security. The applicable pricing supplement will also describe the U.S. federal income tax treatment of a contingent debt security.

Debt securities with put and/or call options

Certain debt securities (i) may be redeemable at the option of the Company prior to their stated maturity (i.e., a “call option”), and /or (ii) may be repayable at the option of the holder prior to their stated maturity (i.e., a “put option”). Debt securities containing such features may be subject to rules that differ from the general tax rules discussed above. Any investor intending to purchase debt securities with a call or put option should consult their own tax advisors about the tax consequences of such a purchase.

Short term debt securities

No payment of interest on debt securities that have a fixed maturity of one year or less (“short-term debt securities”) will be treated as a payment of qualified stated interest. The difference between the issue price of a short-term debt security and its stated redemption price at maturity will generally be treated as OID. U.S. holders on the accrual method and certain other taxpayers, including banks, dealers in securities and electing cash-basis holders, will accrue the OID on short-term debt securities on a straight-line basis unless they elect an accrual method based on a constant yield with daily compounding or to accrue acquisition discount rather than OID. Unless they have elected otherwise, individuals and non-electing cash basis U.S. holders holding short-term debt securities will not be required to include in income OID or acquisition discount as it accrues. They will, however, have to defer deductions for net interest expense on any borrowing attributable to short-term debt securities to the extent the expense does not exceed accrued but unrecognized interest and OID or acquisition discount on the debt securities.

Any gain recognized by a U.S. holder on the sale or exchange of a short-term debt security will be treated as ordinary income if the U.S. holder has not accrued OID or acquisition discount on the short-term debt security to the extent attributable to the accrued OID or acquisition discount.

Market discount and premium

If a U.S. holder acquires a debt security for an amount that is less than its stated redemption price at maturity or acquires a debt security issued with OID at a price below its adjusted issue price as of the acquisition date, the amount of the difference will be treated as “market discount.” If the market discount exceeds a de minimis amount, any gain on the sale, exchange or retirement of the debt security will be treated as ordinary interest income at the time of the disposition to the extent of the accrued market discount, unless the U.S. holder elects to accrue market discount in income on a current basis (the “current income election”). In addition, a U.S. holder of a debt security who does not make a current income election will be required to defer deductions for a portion of its interest expense on any indebtedness incurred to purchase or carry the debt security. Market discount is normally accrued on a straight-line basis, but a holder may elect to use instead a constant yield method of accrual.

A U.S. holder who acquires a debt security issued with OID for an amount above the adjusted issue price may be considered to have purchased the debt security at an “acquisition premium.” The portion of acquisition premium properly allocable to an accrual period will reduce the amount of OID such holder would otherwise be required to include in income.

A U.S. holder of a debt security whose tax basis immediately after the acquisition exceeds the sum of all remaining payments other than qualified stated interest payable on the debt security will be considered to have purchased the debt security with “bond premium” equal in amount to such excess. The U.S. holder may elect to amortize the bond premium by offsetting it against qualified stated interest income. The offset will be calculated for each accrual period using constant yield principles, but the offset for an accrual period will be taken into account only when the U.S. holder takes the corresponding qualified stated interest income into consideration under its regular method of accounting. In case the amount of bond premium available for offset is greater than the corresponding amount of qualified stated interest, the excess bond premium will carry forward to future accrual periods. In the case of a floating rate debt security acquired with bond premium and treated as a “variable rate debt instrument,” the bond premium and its allocation among the accrual periods will be determined by reference to the “equivalent” fixed rate debt instrument to be constructed as of the date of acquisition of the floating rate debt security.

Election to treat all interest and premium as OID

U.S. holders may generally elect to include all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium on a debt instrument) in income by using the constant yield method applicable to OID, subject to certain limitations and exceptions.

Disposition of a debt security

Upon a sale, exchange, retirement or other disposition of a debt security, the U.S. holder of the debt security generally will recognize gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the debt security, subject to the exceptions discussed above and except to the extent that gain or loss is attributable to accrued but unpaid interest or accrued market discount. A U.S. holder’s adjusted tax basis in its debt securities will generally equal the holder’s initial investment in the debt securities, increased by any amounts (other than qualified stated interest) previously included in income with respect to the debt securities, and reduced by any payments (other than payments of qualified stated interest) previously received with respect to the debt securities and by any bond premium previously amortized with respect to the debt securities. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the debt security was held by the holder as a capital asset for more than one year. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning the tax consequences of a sale, exchange, retirement or other disposition of debt securities.

Foreign currency debt securities

Debt securities may be denominated in, or interest or principal on the debt securities may be determined by reference to, a foreign currency or foreign currency unit (e.g., the euro) (“foreign currency debt securities”). The applicable pricing supplement will describe the U.S. federal income tax treatment of any foreign currency debt securities.

Certain U.S. federal income and estate tax considerations for Non-U.S. holders

U.S. Withholding tax

Subject to the discussion of backup withholding below:

•  payments of principal of, and interest (including OID, if any) on, a debt security to a non-U.S. holder, other than an ECI holder, generally will not be subject to U.S. federal income or withholding tax if, in the case of interest or OID,

(a)	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,

(b)	the non-U.S. holder is not a controlled foreign corporation related to the Company through stock ownership, a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or a foreign tax-exempt organization or a foreign private foundation for U.S. federal income tax purposes,

(c)	the interest is not contingent on the Company’s profits, revenues, or on changes in the value of the Company’s property, and is not otherwise described as contingent interest under Section 871(h)(4) of the Code (“Contingent Interest”), and

(d)	prior to payment, a statement (generally made on a duly completed and properly executed IRS Form W-8BEN (or a permitted substitute form)) is received certifying that the beneficial owner of the debt security is not a United States person.

However, if the requirements listed above are not satisfied, interest (including OID) paid to a non-U.S. holder with respect to a debt security will generally be subject to U.S. withholding tax, generally at a rate of 30% (or a lower rate under an applicable tax treaty).

•  a non-U.S. holder of a debt security, other than an ECI holder, will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the debt security unless the non-U.S. holder is an individual present in the United States for a total of 183 days or more during the taxable year in which the gain is realized and certain other conditions are met.

•  a debt security beneficially held by an individual who at the time of death is not a citizen or resident of the United States (as determined for U.S. estate tax purposes) will not be subject to U.S. federal estate tax as a result of such individual’s death, unless the individual was an ECI holder, the individual actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, or the debt security provided for the payment of Contingent Interest.

An ECI holder will generally be exempt from the withholding tax previously discussed and taxed as if the ECI holder were a U.S. holder, provided that the ECI holder timely provides a properly completed and duly executed copy of IRS Form W-8ECI. In addition, if an ECI holder is a corporation, it may be subject annually to a 30% branch profits tax on its “dividend equivalent amount” (within the meaning of the Code) for that year. The branch profits tax may be imposed at a reduced rate under the terms of an applicable tax treaty if the corporation qualifies for such reduced rate.

Backup withholding and information reporting

Where required, the Company will report to the holders of debt securities and the IRS the amount of any interest paid on the debt securities in each calendar year and the amounts of tax withheld, if any, with respect to the payments.

U.S. holders

A U.S. holder may be subject to backup withholding tax (at a rate of 30%, scheduled to be reduced gradually until the year 2006 when it is scheduled to be 28%) with respect to interest payments and gross proceeds from the sale, exchange, retirement or other disposition of debt securities unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the United States holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9, and, in either case, the U.S. holder otherwise complies with the requirements of the backup withholding rules.

Non-U.S. holders

Non-U.S. holders who have provided the form and certifications mentioned under the heading “U.S. Withholding Tax” above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither the Company nor its agent has actual knowledge or reason to know that any information in that form or those certifications is unreliable or that the conditions of the exemption are in fact not satisfied. Amounts paid to ECI holders will, however, be subject to information reporting. The Company or its agent will also report to the IRS payments of interest on debt securities held by non-U.S. holders who are not ECI holders.

Payments of the proceeds from the sale of a debt security held by a non-U.S. holder who is not an ECI holder to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

•  a United States person;

•  a controlled foreign corporation for United States tax purposes;

•  a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business; or

•  a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a debt security held by a non-U.S. holder who is not an ECI holder to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder in question certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Certain federal income tax considerations to the company of its REIT election

General

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1985. The Company believes that it is organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and its proposed future method of operation will enable it to continue to so qualify. No assurances, however, can be given that the Company has operated in a manner so as to qualify as a REIT or that the Company will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends on the Company’s ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company satisfies the REIT tests or will continue to do so. See “Failure to Qualify” below.

The sections of the Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Taxation of the company

In any year in which the Company qualifies as a REIT, in general, it will not be subject to federal income tax on that portion of its taxable income or capital gain which is distributed to stockholders. The Company will, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of (i) the amount by which the Company fails the 75% test, or (ii) the excess of 90% of the gross income of the Company over the amount of such income attributable to sources that qualify under the 95% test, multiplied by a fraction intended to reflect the Company’s profitability. The Company will also be subject to a tax of 100% on net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property) and, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (generally, property acquired by reason of a default on indebtedness or a lease) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, if the Company acquires any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in its hands is determined by reference to the basis of the asset in the hands of the C corporation, and the Company recognized gain on the disposition of such asset during a ten-year period beginning on the date the Company acquired the asset, then the asset’s “built in” gain will be subject to tax at the highest regular corporate rate. The Company may also be subject to the corporate “alternative minimum tax” on its items of tax preference, as well as tax in certain situations not presently contemplated. The Company uses the calendar year for federal income tax purposes and for financial reporting purposes.

Requirements for qualification

To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company’s organization, sources of income, nature of assets, and distributions of income to stockholders.

Organizational Requirements. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For taxable years of the Company beginning on or after January 1, 1998, the Company will be treated as having satisfied condition (6) if it complies with the regulatory requirements to request information from its shareholders regarding their actual ownership of the Company’s stock, and does not know, or exercising reasonable diligence would not have known, that it failed to satisfy such condition. If the Company fails to comply with these regulatory requirements for any such taxable year it will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if the Company’s failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. The Articles of Incorporation provide for restrictions regarding transfer of the Company’s capital stock, in order (among other purposes) to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above.

Gross Income Tests. In order for the Company to maintain its qualification as a REIT, there are two requirements relating to the Company’s gross income that must be satisfied annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. In addition, for each taxable year beginning before January 1, 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the Company’s gross income (including gross income from prohibited transactions).

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the partnerships in which it has an interest will be treated as assets, liabilities and items of income of the Company for purposes of applying the REIT requirements described herein.

Rents received by the Company will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or one or more owners of 10% or more of the REIT, directly or constructively, own in the aggregate 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that the Company may directly perform certain services other than services which are not “usually or customarily rendered” in connection with the rental space for occupancy only and are considered “rendered to the occupant” of the property. For taxable years of the Company beginning on or after January 1, 1998, a de minimis amount of up to 1% of the gross income received by the Company from each property is permitted to be from the provision of non-customary services without disqualifying all other amounts received from such property as “rents from real property.” However, such de minimis amount itself will not qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. In addition, for taxable years of the Company beginning on or after January 1, 2001, the Company may furnish certain services (including “non-customary” services) through a taxable REIT subsidiary (“TRS”). A TRS includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a TRS. A TRS is subject to federal income tax at regular corporate rates.

The Company typically does not provide services to any lessees under its leases, and to the extent that it provides services to any such lessee, the Company believes that any and all such services were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of such services did not and will not cause the rents received with respect to properties or newly-acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If the Company contemplates providing services in the future that reasonably might be expected not to meet the “usual or customary” standard, it will arrange to have such services provided by an independent contractor from which the Company derives no income or by an affiliated entity that has elected TRS status. It is anticipated that, for purposes of the gross income tests, the Company’s investment in its leases will in major part give rise to qualifying income in the form of rents and gains on the sales of leased property.

Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company’s failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in “Certain Federal Income Tax Considerations to the Company of Its REIT Election—Taxation of the Company,” even if these relief provisions apply, a tax would be imposed with respect to the Company’s excess gross income reduced by approximated expenses.

Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets (unless the issuer is a TRS) and the Company may not own more than 10% of the vote or value of any one issuer’s outstanding securities (unless the issuer is a TRS or unless the Company can avail itself of a safe harbor for “straight debt”). Fourth, not more than 20% of the value of the total assets of the Company may be represented by securities of one or more TRSs. The Company’s investment in its leases will constitute qualified assets for purposes of the 75% asset test.

Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 90% of the Company’s REIT taxable income (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. For taxable years of the Company beginning on or after January 1, 1998, the Company may designate all or a portion of its undistributed net capital gains as being includable in the income of its stockholders as gain from the sale or exchange of a capital asset, which stockholders would receive an increase in the basis of their stock in the Company in the amount of such income recognized. Such stockholders would also be treated as having paid their proportionate share of the capital gains tax imposed on the Company on such undistributed amounts and would receive a corresponding decrease in the basis of their stock in the Company. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at the Company’s taxable income. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Additionally, the Company may incur cash expenditures that are not currently deductible for tax purposes. As such, the Company may have less cash available for distribution than is necessary to meet its annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, the Company may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends.

Under certain circumstances relating to any IRS audit adjustments that increase income, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its stock. The Company has complied and intends to continue to comply with such requirements.

Failure to qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Tax aspects of the company’s investments in partnerships

The Company holds direct or indirect interests in various partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing items of the Partnerships for purposes of the various REIT income tests and in the computation of its REIT taxable income. See “Certain Federal Income Tax Considerations to the Company of Its REIT Election—Requirements for Qualification—Gross Income Tests.” Any resultant increase in the Company’s REIT taxable income will increase its distribution requirements (see “Certain Federal Income Tax Considerations to the Company of Its REIT Election—Requirements for Qualification—Annual Distribution Requirements”), but will not be subject to federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see “Certain Federal Income Tax Considerations to the Company of Its REIT Election—Requirements for Qualification—Asset Tests”), the Company will include its proportionate share of assets held by the Partnerships.

Other tax consequences

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in us.

Plan of Distribution

The Company may sell the debt securities through underwriters or agents or directly to purchasers. A prospectus supplement will set forth the names of such underwriters or agents, if any, and the specific designation, aggregate principal amount, rate and time of payment and interest, if any, redemption and/or repayment, if any, and other terms, and any listing on a securities exchange of the debt securities in respect of which this prospectus is delivered.

The debt securities may be sold to underwriters for their own account and may be resold to the public from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. A prospectus supplement will set forth any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

The debt securities may be sold directly by the Company, or through agents designated by the Company from time to time. A prospectus supplement will set forth any commission payable by the Company to such agent. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

The net proceeds to the Company from the sale of the debt securities will be the purchase price of the debt securities less any such discounts or commissions and the other attributable expenses of issuance and distribution.

The Company will agree to indemnify underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments underwriters or agents may be required to make in respect thereof.

Legal Matters

O’Melveny & Myers LLP will issue an opinion about the validity of the debt securities. Unless otherwise specified in an applicable pricing supplement, Sidley Austin Brown & Wood LLP will act as counsel for the underwriters or agents, if any. Paul C. Pringle, a partner at Sidley Austin Brown & Wood LLP, owns 33,945 shares of our common stock.

Experts

Arthur Andersen LLP, independent public accountants, audited the Company’s financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing in giving the audit reports.

Where You Can Find More Information

The Company files with the SEC annual, quarterly and other reports, proxy statements and other information. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549 and in New York, New York and Chicago, Illinois. For further information on the public reference rooms you can call the SEC at 1-800-SEC-0330. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, the Company’s SEC filings are available to the public at the SEC’s web site at: http://www.sec.gov.

The Company has filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the SEC’s rules. You may read or obtain copies of the complete Registration Statement in the manner described above, including the SEC’s web site.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to other documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the debt securities have been sold:

•  Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•  Current Report on Form 8-K filed with the SEC on February 27, 2002;

•  Current Report on Form 8-K filed with the SEC on February 27, 2002;

•  Current Report on Form 8-K filed with the SEC on March 15, 2002;

•  Current Report on Form 8-K filed with the SEC on July 3, 2002; and

•  Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Mark L. Desmond

Telephone number: (949) 718-4400

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.